
June 12, 2013

Via E-mail
Steven P. Nickolas
President
The Alkaline Water Company Inc.
7730 E Greenway Road Ste. 206
Scottsdale, AZ 85260

> **Re:** **The Alkaline Water Company Inc.**
> **Form 8-K Item 4.01**
> **Filed June 5, 2013**
> **File No. 333-177567**

Dear Mr. Nickolas:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed June 5, 2013

Change In And Disagreements With Accountants On Accounting And Financial Disclosure, page 25

Item 4.01 Changes in Registrant's Certifying Accountant, page 26

1. We note your disclosure in the second, third and last paragraphs on page 25 covers only the recent fiscal year ended August 31, 2012 and the subsequent interim period. In accordance with Items 304(a)(1)(ii), (iv) and 304(a)(2), please amend by revising your disclosure to cover the past two fiscal years' financial statements as audited by Sadler, Gibb & Associates. Also, provide a new exhibit 16 letter in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Steven P. Nickolas
The Alkaline Water Company Inc.
June 12, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief